Exhibit 99.1

China Digital TV Declares Special Cash Dividend to Shareholders

BEIJING, April 15, 2016 /PRNewswire/ -- China Digital TV Holding Co., Ltd. (NYSE: STV) ("China Digital TV" or the "Company"), the leading provider of cloud-based application platforms and conditional access ("CA") systems which enable China's digital cable television market to offer and secure diversified content services, today announced that its Board of Directors declared a special cash dividend of US$0.20 per ordinary share. Each of the Company's American depositary shares represents one ordinary share.

Shareholders of record as of the close of business on April 29, 2016, U.S. Eastern Daylight Time, will be eligible to receive the dividend. The dividend is expected to be paid after regulatory approval from the State Administration of Foreign Exchange in China. The Company will announce the payment date as soon as possible.

Mr. Jianhua Zhu, China Digital TV's Chairman and Chief Executive Officer commented, “The Board of Directors is dedicated to maximizing shareholder value and believes that paying shareholders a special dividend is the most efficient use of cash at this time. Furthermore, we will continue to maintain a strong cash position that will support us in pursuing our multiple long-term growth objectives.”

As of March 31, 2016, China Digital TV had cash and cash equivalents and restricted cash totaling US$70.9 million, or US$1.17 per share on a diluted basis.

About China Digital TV

Founded in 2004, China Digital TV enables television network operators to manage, extend and diversify content services across households and public areas in China. China Digital TV is the leading provider of cloud-based application platforms and network broadcasting platform services to Chinese cable operators, helping them to effectively bring mobile gaming apps and other entertainment options to household television sets, and extend cable programming outside the home to any mobile device. China Digital TV is also the leading provider of CA systems in China's digital television market. CA systems enable television network operators to secure the delivery of content to their subscribers. The Company cooperates with nearly all of China’s cable television operators.

For more information please visit the Investor Relations section of China Digital TV's website at http://ir.chinadtv.cn.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates", "may", "should" and similar expressions. China Digital TV may also make forward-looking statements in its periodic reports filed with the Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies' participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government's policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

For investor and media inquiries, please contact:

China Digital TV Holding Co., Ltd.

Nan Hao

Investor Relations Manager

Tel: +86-10-6297-1199 x 9780

Email: ir@chinadtv.cn

ICR, Inc.

Charles Eveslage

Tel: +1 (646) 328-1950

Email: stv@icrinc.com